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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2000

                                   CELANESE AG
             (Exact name of registrant as specified in its charter)

                              CELANESE CORPORATION
                 (Translation of registrant's name into English)

                       D-65926 Frankfurt am Main, Germany
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F   X      Form 40-F
                                 -----              -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes          No   X
                                 -----       -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.


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                                   CELANESE AG


On February 28, 2000 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued a Press Release relating to the key figures from the Consolidated Financial Statements for 1999 and the payment of a dividend, which Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.


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                                    EXHIBITS


Exhibit No.                Exhibit
-----------                -------
99.1                       Press Release dated February 28, 2000 relating to the
                           key figures from the Consolidated Financial
                           Statements for 1999 and the payment of a dividend


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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      CELANESE AG
                                      (Registrant)

                                      By: /s/ P. W. Premdas
                                          ---------------------------------
                                      Name : Perry W. Premdas
                                      Title: Member of the Management Board
                                             (Chief Financial Officer)




Date: February 28, 2000


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                                  EXHIBIT INDEX


Exhibit No.                Exhibit
-----------                -------

99.1 Press Release dated February 28, 2000 relating to the key figures from the Consolidated Financial Statements for 1999 and the payment of a dividend